UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Pacira Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

695127 10 0

(CUSIP Number)

OrbiMed Advisors LLC

OrbiMed Capital GP III LLC

Samuel D. Isaly

767 Third Avenue

New York, NY 10017

Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) OrbiMed Advisors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,907,972(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,907,972(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,907,972(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.80%(2)

14.	Type of Reporting Person (See Instructions) IA

(1) Includes 79,031 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing.

(2) This percentage is calculated based upon 17,232,876 shares of the Issuer’s Common Stock outstanding as of February 2, 2011, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as set forth in the Issuer’s final prospectus dated February 2, 2011, filed with the Securities and Exchange Commission on February 3, 2011.

CUSIP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) OrbiMed Capital GP III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,880,541(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,880,541(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,880,541(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.64%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)  Includes 78,287 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing.

(2)  This percentage is calculated based upon 17,232,876 shares of the Issuer’s Common Stock outstanding as of February 2, 2011, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, as set forth in the Issuer’s final prospectus dated February 2, 2011, filed with the Securities and Exchange Commission on February 3, 2011.

CUSIP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Samuel D. Isaly

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,907,972(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,907,972(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,907,972(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.80%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 79,031 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing.

(2)  This percentage is calculated based upon 17,232,876 shares of the Issuer’s Common Stock outstanding as of February 2, 2011, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, as set forth in the Issuer’s final prospectus dated February 2, 2011, filed with the Securities and Exchange Commission on February 3, 2011.

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Pacira Pharmaceuticals, Inc. (the “Issuer”). The Common Stock is listed on the NASDAQ Global Market under the ticker symbol “PCRX”. The Issuer’s principal executive office is located at 5 Sylvan Way, Suite 125, Parsippany, New Jersey 07054.

Item 2.	Identity and Background

(a)  This Statement is being filed by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware, OrbiMed Capital GP III LLC, a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), a natural person (collectively, the “Reporting Persons”).

(b) — (c)  OrbiMed Advisors LLC, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities, as more particularly described in Items 3 and 5 below. OrbiMed Advisors LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

OrbiMed Capital GP III LLC is the general partner of a limited partnership that holds securities of the Issuer, as more particularly described in Items 3 and 5 below. OrbiMed Capital GP III LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

Isaly is the managing member of, and owns a controlling interest in, OrbiMed Advisors LLC.

In accordance with the provisions of General Instruction C to Schedule 13D, the information required by Item 2 of Schedule 13D with respect to each person managing or otherwise controlling OrbiMed Advisors LLC and OrbiMed Capital GP III LLC is set forth on Schedules I and II hereto and incorporated by reference herein.

(d) — (e) During the last five years, neither the Reporting Persons nor any person named in Schedules I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On February 2, 2011, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-170245) in connection with its initial public offering of 6,000,000 shares of Common Stock was declared effective.  The closing of the offering took place on February 8, 2011, and at such closing OrbiMed Advisors LLC and OrbiMed Capital GP III LLC, pursuant to their authority under the limited partnership agreements of OrbiMed Private Investments III, LP (“OPI III”) and OrbiMed Associates III, LP (“Associates III” and together with OPI III, the “OrbiMed Stockholders”)), as more particularly referred to in Item 6 below, caused OPI III and Associates III to purchase 265,330 and 2,527 shares of Common Stock, respectively, at the initial public offering price of $7.00 per share.  The source of funds for such purchase was the working capital of the OrbiMed Stockholders and capital contributions made to the OrbiMed Stockholders by their partners.

Item 4.	Purpose of Transaction

The Reporting Persons caused the OrbiMed Stockholders to purchase shares in the initial public offering of the Common Stock for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the OrbiMed Stockholders.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or other instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) — (b) As of this date of this filing, the Reporting Persons may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock held by the OrbiMed Stockholders, OPI III and Associates III. As of the date of this filing, OPI III directly holds 2,802,254 shares of Common Stock and warrants to purchase an additional 78,287 shares of Common Stock and Associates III directly holds 26,687 shares of Common Stock and warrants to purchase an additional 744 shares of Common Stock.

OrbiMed Advisors LLC, pursuant to its authority as the sole managing member of OrbiMed Capital GP III LLC, the sole general partner of OPI III, and as the general partner of Associates III, may be deemed to indirectly beneficially own the securities of the Issuer held by OPI III and Associates III, which represent an aggregate of 2,828,941 shares of Common Stock and warrants to purchase 79,031 shares of Common Stock and constitute approximately 16.80% of the Common Stock(1). Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, OrbiMed Advisors LLC, may be deemed to also indirectly beneficially own the foregoing securities of the Issuer attributable to OrbiMed Advisors LLC.

OrbiMed Capital GP III LLC, pursuant to its authority as the general partner of OPI III, may be deemed to indirectly beneficially own the securities of the Issuer held by OPI III, which represent an aggregate of 2,802,254 shares of Common Stock and warrants to purchase 78,287 shares of Common Stock and constitute approximately 16.64% of the Common Stock(1).

As a result of the agreements and relationships described in Items 2 and 3 above and Item 6 below, the Reporting Persons have shared discretionary power to direct the vote and the disposition of the securities of the

(1)  This percentage is calculated based upon 17,232,876 shares of the Issuer’s Common Stock outstanding as of February 2, 2011, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, as set forth in the Issuer’s final prospectus dated February 2, 2011, filed with the Securities and Exchange Commission on February 3, 2011.

Issuer held by OPI III, and OrbiMed Advisors LLC and Isaly have shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by Associates III.

(c) The information provided in Item 3 is incorporated by reference herein.  In addition, on February 8, 2011 the OrbiMed Stockholders acquired 1,487,680 shares of Common Stock upon automatic conversion of the Series A convertible preferred stock of the Issuer and 980,424 shares of Common Stock upon the conversion of convertible promissory notes of the Issuer, in each case in connection with the closing of the Issuer’s initial public offering of Common Stock on February 8, 2011. The convertible promissory notes of the Issuer that were automatically converted into Common Stock at the closing of the initial public offering were acquired by the OrbiMed Stockholders in multiple private placement transactions with the Issuer that occurred beginning in January 2009 through December 2010.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5, OrbiMed Capital GP III LLC is the sole general partner of OPI III, pursuant to the terms of the limited partnership agreement of OPI III, and OrbiMed Advisors LLC is the sole managing member of OrbiMed Capital GP III LLC, pursuant to the terms of the limited liability company agreement of OrbiMed Capital GP III LLC.  OrbiMed Advisors LLC is also the sole general partner of Associates III, pursuant to the terms of the limited partnership agreement of Associates III.  Pursuant to these agreements and relationships, OrbiMed Advisors LLC and OrbiMed Capital GP III LLC have shared discretionary investment management authority with respect to the assets of OPI III.  Such authority includes the power to direct the vote and the disposition of the securities of the Issuer held by OPI III and Associates III.  OrbiMed Advisors LLC also has discretionary investment management authority with respect to the assets of Associates III and, as a result, has the power to direct the vote and disposition of the securities of the Issuer held by Associates III. Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, OrbiMed Advisors LLC, also has shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI III and Associates III.

On September 2, 2010 and December 29, 2010, Carl L. Gordon (“Gordon”), a director of the Issuer, who also is a member of OrbiMed Advisors LLC, was the recipient of a grant of non-qualified stock options to purchase an aggregate of 6,043 shares of the Common Stock of the Issuer (the “Director Stock Options”).  Pursuant to an agreement with OrbiMed Advisors LLC, Gordon is obligated to transfer any shares of Common Stock issued upon the exercise of the Director Stock Options to OrbiMed Advisors LLC, which will distribute such shares to OPI III and Associates III on a pro-rata basis.  The Director Stock Options vest as to 50% of the shares subject to such options upon the first anniversary of the closing of the Issuer’s initial public offering, or February 8, 2012, and as to the remaining 50% of the shares subject to such options upon the second anniversary of the closing of the Issuer’s initial public offering.   None of the shares subject to the Director Stock Options are currently vested.

Investors’ Rights Agreement

The Reporting Persons and other stockholders of the Issuer have entered into an Investors’ Rights Agreement with the Issuer, dated March 23, 2007 (the “Investors’ Rights Agreement”).  Subject to the terms of the Investors’ Rights Agreement, holders of shares of Common Stock having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

If the Issuer shall receive a written request from the Holders (as defined in the Investors’ Rights Agreement) of at least 30% of the Registrable Securities then outstanding (the “Initiating Holders”) that the Issuer file a Form S-1 registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to at least 20% of the Registrable Securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $10,000,000), then the Issuer shall (i) within ten (10) days after the date such request is given, give notice thereof to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders.

If at any time when it is eligible to use a Form S-3 registration statement, the Issuer receives a request from Holders of at least twenty percent (20%) of the Registrable Securities then outstanding that the Issuer file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of selling expenses, of at least $1,000,000, then the Issuer shall (i) within ten (10) days after the date such request is given, give notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders.

The Issuer shall not be obligated to effect, or to take any action to effect, any demand registration after the Issuer has effected three Form S-1 demand registrations.

The Issuer shall not be obligated to effect, or to take any action to effect, any Form S-3 demand registration if the Issuer has effected two Form S-3 demand registrations within the twelve month period immediately preceding the date of such request.

Piggyback Registration Rights

If the Issuer proposes to register any of its stock in connection with the public offering of such securities by the Issuer or on behalf of selling stockholders, the Issuer shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder, the Issuer shall, subject to the certain limitations, use its reasonable best efforts to cause to be registered all of the Registrable Securities that each such Holder has requested to be registered.

Expenses of Registration

Subject to certain limitations, the Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the Investors’ Rights Agreement.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination

No Holder shall be entitled to exercise any registration rights after the earlier of:

•               when all of such Holder’s Registrable Securities could be sold without restriction during any 90-day period and such Holder owns less than 1% of the then outstanding capital stock of the Issuer; and

•               February 8, 2016.

Lock-up Letter Agreement

The OrbiMed Stockholders and Gordon, along with all of the Issuer’s officers, directors, and holders of substantially all of the Issuer’s common stock, have agreed with the underwriters for the Issuer’s initial public offering, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock for a 180-day period beginning on February 2, 2011 and ending on August 1, 2011 except with the prior written consent of Barclays Capital Inc. and Piper Jaffray & Co.

The 180-day restricted period under the agreements with the underwriters described above will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs; or (2) prior to the expiration of the 180-day restricted period, the Issuer announces that it will release earnings results or becomes aware that material news or a material event relating to the Issuer will occur during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The foregoing description of the terms of the Investors’ Rights Agreement and the Lock- up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investors’ Rights Agreement and Form of Letter Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.                                   Material to Be Filed as Exhibits

A.                                   Investors’ Rights Agreement by and among the Issuer and each of the persons and entities listed on Schedule A thereto, dated as of March 23, 2007 (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-170245), filed with the SEC on November 1, 2010).

B.                                     Form of Lock-up Letter Agreement.

C.                                     Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 18, 2011

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

OrbiMed Capital GP III LLC

By:	OrbiMed Advisors LLC,
its Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the persons managing or otherwise controlling OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Michael B. Sheffery	Member	Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Eric A. Bittelman	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP III LLC are managed by the persons controlling its managing member, OrbiMed Advisors LLC, as set forth on Schedule I above.

Exhibit Index

A.

Investors’ Rights Agreement by and among the Issuer and each of the persons and entities listed on Schedule A thereto, dated as of March 23, 2007 (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-170245), filed with the SEC on November 1, 2010).

B.	Form of Lock-up Letter Agreement.

C.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III and Samuel D. Isaly.

Exhibit B

LOCK-UP LETTER AGREEMENT

BARCLAYS CAPITAL INC.

PIPER JAFFRAY & CO.

As Representatives of the several
Underwriters named in Schedule I
of the Underwriting Agreement,

c/o Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Ladies and Gentlemen:

The undersigned understands that you and certain other firms (the “Underwriters”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) providing for the purchase by the Underwriters of shares (the “Stock”) of Common Stock, par value $0.001 per share (the “Common Stock”), of Pacira Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and that the Underwriters propose to reoffer the Stock to the public (the “Offering”).

In consideration of the execution of the Underwriting Agreement by the Underwriters, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that, without the prior written consent of Barclays Capital Inc. and Piper Jaffray & Co., on behalf of the Underwriters, the undersigned will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of Common Stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Common Stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock or any other securities of the Company, or (4) publicly disclose the intention to do any of the foregoing for a period commencing on the date hereof and ending on the 180th day after the date of the final prospectus used to sell the Stock (such 180-day period, the “Lock-Up Period”) pursuant to the Underwriting Agreement.

Notwithstanding the foregoing, if (1) during the last 17 days of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs, or (2) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, then the restrictions imposed by this Lock-Up Letter Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of the material event, unless the Representatives waive such extension in writing.  The undersigned hereby acknowledges that the Company has agreed in the Underwriting Agreement to provide written notice of any event that would result in an extension of the Lock-Up Period pursuant to the previous sentence to the undersigned (in accordance with Section 5(x) of the Underwriting Agreement) and agrees that any such notice properly delivered will be deemed to have given to, and received by, the undersigned.  The undersigned hereby further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Letter Agreement during the period from the date of this

Lock-Up Letter Agreement to and including the 34th day following the expiration of the Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as such may have been extended pursuant to this paragraph) has expired.  Notwithstanding the foregoing or anything to the contrary herein, the restrictions contained in this Lock-Up Letter Agreement shall not apply to (i) shares of Common Stock acquired in open market transactions by the undersigned after the consummation of the Offering, (ii) bona fide gifts, shares transferred by will or intestate succession, sales or other dispositions of shares of any class of the Company’s capital stock, in each case that are made exclusively between and among the undersigned or members of the undersigned’s family, or affiliates of the undersigned, including its partners (if a partnership) or members (if a limited liability company), (iii) shares of the Company’s capital stock transferred to any corporation, partnership, limited liability company, or other entity all of beneficial ownership interests of which are held by the undersigned, the undersigned’s family or affiliates of the undersigned, (iv) the exercise of stock options to purchase shares of Common Stock granted under an equity incentive plan of the Company; provided that any shares of Common Stock obtained by such exercise or exchange shall remain subject to the terms of this Lock-Up Letter Agreement, and (v) shares of Common Stock acquired as a participant in the Offering; provided that, in the case of clauses (ii), (iii) and (iv) above, it shall be a condition to any such transfer that (a) the transferee/donee agrees to be bound by the terms of this Lock-Up Letter Agreement (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee/donee were a party hereto, (b) each party (donor, donee, transferor or transferee) shall not be required by law (including without limitation the disclosure requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to make, and shall agree to not voluntarily make, any public announcement of the transfer or disposition, and (c) the undersigned notifies Barclays Capital Inc, and Piper Jaffray & Co. at least two business days prior to the proposed transfer or disposition; provided further that no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer or distribution (other than, a filing on a Form 5, Schedule 13D or Schedule 13G (or 13D-A or 13G-A) made after the expiration of the 180-day period referred to above).

The restrictions set forth in this Lock-Up Letter Agreement shall not apply to the establishment of a trading plan that complies with Rule 10b5-1 under the Exchange Act; provided however, that no sales shall be made pursuant to such trading plan during the Lock-Up Period.

In furtherance of the foregoing, the Company and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

It is understood that, if the Company notifies the Underwriters that it does not intend to proceed with the Offering, if the Underwriting Agreement does not become effective, if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Stock, or in the event that the Underwriting Agreement has not been executed on or before March 31, 2011, the undersigned will be released from its obligations under this Lock-Up Letter Agreement.

The undersigned understands that the Company and the Underwriters will proceed with the Offering in reliance on this Lock-Up Letter Agreement.

Whether or not the Offering actually occurs depends on a number of factors, including market conditions.  Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

[Signature page follows]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

By:

Dated:

Exhibit C

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13D, dated February 18, 2011 (the “Schedule 13D”), with respect to the Common Stock, $0.001 par value per share, of Pacira Pharmaceuticals, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-l(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13D. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 18th day of February, 2011.

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

OrbiMed Capital GP III LLC

By:	OrbiMed Advisors LLC,
its Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly